Exhibit 99.1

Hollysys Automation Technologies Ltd.

Hollysys Automation Technologies Announces the Change of Company CFO

BEIJING, June 28th, 2018 /PRNewswire/ -- Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced the departure of Ms. Herriet Qu, who resigned from the position of Chief Financial Officer of the Company due to personal reasons, and the appointment of Mr. Steven Wang as the new Chief Financial Officer, both effective June 28, 2018.

Mr. Wang, has over 15 years of experience in financial controlling, accounting and budgeting, tax planning and corporate investment in various investment institutions and multinational corporations, with deep familiarity with rules and regulations of US and Chinese capital markets. Prior to joining Hollysys, Mr. Wang served as the Chief Financial Officer and Vice President of Xinhua Lian Investment Co., Ltd., a subsidiary of a top 500 company in China. From 2005 to 2012, Mr. Wang worked at various managerial positions at Globe Specialty Metals Inc. and Zhonglian Zhongke Co., Ltd., a Hong Kong Stock Exchange listed company. Mr. Wang received an MBA degree in Finance from the Wharton School, the University of Pennsylvania.

Ms. Herrit Qu, the departing CFO, commented, "It is truly my honor for being part of Hollysys' team. Together I have grown with the Company over the past ten years and I am glad to see that Hollysys’ operational and financial management is now more solid to embrace the next phase of development. I will continuously cheer for every success achieved by Hollysys on the side-line."

Mr. Baiqing Shao, Chairman and CEO of Hollysys, commented, "Herriet has been a great addition to Hollysys team in her more than 10 years’ service starting from a financial controller. Great changes have taken place in Hollysys under her leadership, and we have seen the Company’s financial operation becoming increasingly well managed. We would like to extend to her our gratitude for her contributions and sincerely wish her best luck! I would also like to extend my warm welcome to Mr. Wang for joining Hollysys. Going forward, I will work closely with Mr. Wang and his team and Hollysys will continue to bring quality solution, product and service to our customers."

Hollysys Automation Technologies Ltd.	Page 2

June 28th, 2018

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,200 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 10,000 customers more than 25,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+86-10-5898-1386

investors@hollysys.com